EXHIBIT 10.2


CORPORATE CONTACTS:

            MEIR LIPSHES                             SANJAY HURRY
            President and CEO                        Investor Relations Officer
            TTI Telecom                              TTI Telecom
            T: +1.972.3.922.1262                     T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                     F: +1.201.795.3920
            meirl@tti-telecom.com                    sanjay@tti-telecom.com



               TTI TELECOM AWARDED SERVICE ACTIVIATION CONTRACT BY
                       AUSTRALIAN COMMUNICATIONS PROVIDER


         - TTI TELECOM TO ENABLE CUSTOMER TO ENHANCE REVENUES AND LOWER OPERATIONAL EXPENSES THROUGH PROCESS AUTOMATION -




HOBOKEN, N.J. - AUGUST 23, 2004 -TTI TEAM TELECOM INTERNATIONAL LTD. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that it was awarded a contract for its NETRAC Activate application by a leading Australian communications services provider.

Under the terms of the agreement, TTI Telecom will implement NETRAC Activate, which automates and simplifies complex activation processes. NETRAC Activate automatically activates network elements and services end-to-end across multi-vendor, multi-technology network environments. With its extensible and scalable design, NETRAC Activate allows service providers to rapidly introduce and launch new services and to configure network elements to meet changing business, network, and market requirements. Activate's process automation capabilities offer communications providers the ability to better allocate network resources formerly tasked to the activation process, increase activation success rates and utilize time-to-delivery as a competitive advantage.

"Our NETRAC Activate application will enable the customer to generate greater revenues and help meet end-user demand for its services while lowering operational expenses and improving its operational efficiency," said Meir Lipshes, president and chief executive officer of TTI Telecom. "Implementation of Activate will accelerate service delivery by automating the service activation process while reducing service delivery bottlenecks caused by slow and inefficient manual processes, eliminating problems that tend to impact manual activation and reducing headcount formerly associated with the now-automated activation process. This, combined with its ability to activate services across a multi-domain and multi-vendor environment, makes for a winning solution for the customer and TTI Telecom."

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ABOUT TTI TELECOM
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com.


FORWARD LOOKING STATEMENTS IN THIS RELEASE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED IN THE COMPANY'S SEC FILINGS.

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